FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft

Conference Call Transcript

7.2.03

THE OPERATOR:
Welcome to the PeopleSoft 2003 second-quarter preliminary earnings conference call. All lines will be in a listen only mode until the question and answer session of the conference. This call is being recorded on behalf of PeopleSoft. Replays of this conference call will be available for seven days following the call by dialing 888-568-0873. There is no pass code needed for the replay. I will now turn the call over to Kevin Parker, PeopleSoft’s Chief Financial Officer. Kevin?

MR.     KEVIN PARKER:
Welcome to PeopleSoft’s second-quarter preliminary earnings conference call. Joining me is Craig Conway, PeopleSoft’s President and CEO. During this call, we will review PeopleSoft’s preliminary results of operations for the second quarter. After our commentary, we will open the conference call for questions related to our quarterly performance. Please note we will not be taking any speculative questions related to Oracle’s unsolicited tender offer.

PeopleSoft has filed a Schedule TO and a registration statement on Form S-4 with the SEC with respect to its previously-announced acquisition of J.D. Edwards. In addition, PeopleSoft has filed a Solicitation/Recommendation statement on Schedule 14 B-9 containing its recommendation with respect to Oracle’s tender offer. We urge everyone to read these filings and other relevant materials as they become available. These documents may be obtained free of charge at the SEC’s web site at SEC.gov or on PeopleSoft’s web site at peoplesoft.com.

Please remember, our discussion of quarterly results and business outlook may contain forward-looking statements which may relate to such matters as future customer demand, competitive landscape, including our win rate against competitors, new product development status, position in the enterprise applications section and future financial performance expectations, including revenue, operating margins, earnings expectations and others. The particular forward-looking statements and other statements that may be made on this conference call that are not historical facts are subject to a number of risks, assumptions and uncertainties and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft operating results, please refer to PeopleSoft’s most recent annual report on Form 10-K and quarterly report on form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. Please remember, the Company undertakes no obligation to update any information presented in this discussion. During the course of today’s discussion, we may reference certain non-GAAP financial measures. For a reconciliation of GAAP to non-GAAP financial measures, please see our web site at www.PeopleSoft.com.

Lastly, please keep in mind that we released our preliminary results today, only one business day following the end of our quarter. Accordingly, these results are preliminary in nature and may change. PeopleSoft will release our final results for the quarter later this month.

Today, PeopleSoft announced extremely strong financial results for Q2. Our license revenue, total revenue and earnings per share were all above our original guidance and exceed analysts’ consensus estimates. License revenue is expected to be between 105 and $115 million, which is above our original guidance and 30 to $40 million above analyst consensus estimates. License revenue grew sequentially between 30 and 40 percent from Q1. These results reflect strong demand for our broad suite of pure Internet PeopleSoft (indiscernible) solutions and demonstrates the strength of our customer relationships.

During the quarter, we closed more than 30 deals over $1 million in license fees. Also during the quarter, over 30 percent of our license revenues came from new customers. Importantly, we did not achieve these results by engaging in extraordinary discounting practices or by lengthening payment terms.

During the quarter, PeopleSoft did implement a customer-protection program. This program is designed to address the uncertainty caused by Oracle’s unsolicited tender offer and their statements in the press and assure our customers of our continued commitment to them. This program provides customers with a change in control provision, which gives customers financial protection in the event an acquirer discontinues development and support of our applications within a specified period of time after a takeover. The financial protection is a form of a payment equal to a multiple of the license fee. The program is designed to protect customers’ investment in PeopleSoft products, thus allowing customers to move forward and purchase PeopleSoft products. Lastly, the program does not result in an obligation by PeopleSoft, as any potential obligation would be solely the responsibility of a potential acquirer.

It should go without saying but let me be clear — there were no changes to our conservative revenue recognition policies during the quarter. We continue to appropriately recognize revenue in accordance with SEC’s Staff Accounting Bulletin Number 101 and AICPA Statements of Position 97-2 and 98-9.

Total service revenue, consisting of maintenance and professional services revenue, is expected to be in the range of 375 to $395 million. Maintenance revenue is expected to increase sequentially, while professional service revenue is expected to be flat compared with Q1. Total revenue, including license revenue, maintenance revenue and consulting revenue, is expected to be in the range of 490 to $500 million in Q2, a sequential increase of between six and nine percent and an increase of between two and four percent over the same quarter of last year. Lastly, we do not expect the changes in foreign exchange rate had a material impact on our reported revenue.

Turning to the bottom line, we expect Q2 EPS from recurring operations to be 13 or 14 cents per share. This bottom-line results — includes approximately 10 to $15 million in costs related to the defense of Oracle’s unsolicited tender offer, an impact of two to three cents per share. This EPS is one to three cents above our original Q2 guidance and three to four cents above analyst consensus estimates, a strong performance under highly unusual and challenging circumstances. Reported GAAP EPS for the second quarter includes the previously announced non-recurring after-tax charge of two cents per share related to the closure of our Santa Clara facility and a previously announced after-tax charge of one cent for a reduction in headcount. The inclusion of these non-recurring items decreases expected GAAP earnings by three cents to ten to eleven cents per share.

Touching on the balance sheet, the DSO is expected to be in the low 60-day range and deferred license revenue and total deferred revenue are expected to increase during the quarter.

In summary, PeopleSoft delivered results that were above expectations under the most challenging of circumstances. It’s clear that our customers and prospects continue to choose PeopleSoft to run their business based on our innovative products and technology and our customer-centric support model. We remain committed to our customers and are focused on carefully controlling costs while investing in our future, driving metrics that improve our efficiency and profitability and running a cash-positive business. Now, let me turn the call over to Craig.

MR.     CRAIG CONWAY:
Thanks, Kevin. Almost exactly one month ago to the day, PeopleSoft announced the acquisition of J.D. Edwards. That announcement was very compelling because of the advantages it would bring to customers and the value it brings to shareholders. It would combine a large enterprise software company with a mid-market enterprise software company, resulting in better choices for customers while preserving their existing investment. It would result in better products for customers because PeopleSoft’s large enterprise product line could be enhanced with J.D. Edwards highly-respected manufacturing and distribution expertise. J.D. Edwards’ mid-market product line could be enhanced with PeopleSoft’s highly-respected HR and CRM expertise.

The PeopleSoft/J.D. Edwards combination would also offer solutions to more industries, including PeopleSoft’s target market of service industries, such as financial services, telecommunications, healthcare, government, universities, and J.D. Edwards’ target market of asset-intensive industries such as construction, real estate, pulp and paper, automotive. The combination of PeopleSoft with J.D. Edwards really resonated with customers and industry analysts. It positioned PeopleSoft for revenue growth, rapid growth in profitability and of course, that represents increased returns for shareholders.

But the combination of PeopleSoft with J.D. Edwards also captured the attention of a competitor. Four days following the announcement of our acquisition of J.D. Edwards, Oracle launched the first hostile takeover attempt of a software company. Incredibly, Oracle made it clear from the beginning that their strategy was to discontinue future development of PeopleSoft’s products, forcing customers ultimately to migrate to Oracle’s product line. Of course, (indiscernible) anything but straightforward. In fact, it would require that every customer spend millions or tens of millions of dollars in re-implementation costs. It would require every customer to commit their own internal development resources again to migrate to an inferior product they specifically did not choose the first time. Every commercial customer, every university customer, every state agency, every federal agency, would be impacted.

There’s been a lot written about this hostile takeover attempt; speculation about the intent to disrupt the J.D. Edwards acquisition, theories about the legitimacy of the offer, the probability the offer was anti-competitive, and regardless of all of that, the harm that can result in the enterprise software industry when customers become concerned about your future. Lots of speculation, lots of theories, but one thing that every one seemed to agree on from the very beginning was that PeopleSoft could not possibly make its quarter. Investment analysts, industry analysts and the press all warned of a sharp decline in our license business. In fact, some industry analysts (indiscernible) — for example, Gartner immediately issued an alert advising their clients to stop purchasing PeopleSoft applications. Some customers listened. I’m happy to say that many customers did not. Our preliminary financial results showed that many organizations continued to choose PeopleSoft for their enterprise software applications. In an undeniable vote of confidence, existing customers continued to invest in PeopleSoft and new customers continued to select PeopleSoft for the very first time.

Why did they do this? I think there are three reasons. First, compelling product advantages; this hasn’t changed. PeopleSoft has better products and a better architecture; we win the evaluations. It’s the reason PeopleSoft has gained market share in the past several years against Oracle and SAP. Second, confidence in PeopleSoft — confidence in our company, our combination with J.D. Edwards and our strong commitment to customers. Third, frankly, anger at Oracle. Many customers were determined not to allow the Oracle hostile takeover attempt to harm PeopleSoft. They wanted to help. So, for those reasons — against all odds and odds-makers — under the most challenging conditions a company could face, particularly in this industry, PeopleSoft has actually exceeded its financial guidance.

These financial results are significant because you can see from these financial results the first glimmer of much higher shareholder value as the economy finally begins to recover and as customers embrace the J.D. Edwards combination. In fact, our biggest regret is what might have been this quarter. What might have been had we not faced the uncertainty of the Oracle hostile takeover attempt. You see, it was not an entirely Cinderella ending this quarter. Unfortunately, our business was disrupted. Many customers did delay their purchases and even worse, some customers that had already selected PeopleSoft now say they will select a competitor due to the uncertainty posed to our company. Some of those customers have been quoted in the press, and we will seek redress for all of those losses from Oracle. Nevertheless, we are proud of our performance under the most difficult of circumstances and we continue to be excited about the total value to shareholders of an impeded PeopleSoft in an improving economy with the additional leverage of J.D. Edwards.

These past three weeks has been unusual, to say the least. (indiscernible) deals with the image of only two providers of integrated software for large organizations. The impact on SAP may be beneficial, but I am hard-pressed to see any other beneficiary. Certainly, it would have a negative implications (sic) for the IBM/DB2 database and the Microsoft Sequel (ph) Server database, neither of which are supported by Oracle. It would have catastrophic implications for customers involving significant costs in time and lack of choice. I think it’s even had a substantial negative impact on Oracle itself; this corporate brand has been severely damaged in the past three weeks. PeopleSoft has a better plan. I have never been more confident of that — a better plan for shareholder growth, a better plan for shareholder value, a better plan for customers and a better plan for the enterprise software industry. Kevin?

MR.     KEVIN PARKER:
Before we open the call for a brief Q&A session, please remember, we will only take questions on our quarterly results. We’ll not be taking any speculative questions on Oracle’s unsolicited tender offer. Also, please limit yourself to only one question. Operator, we are ready for our first question.

THE OPERATOR:
Neil Herman, you may ask your question.

THE CALLER:
Neil Herman, Lehman Brothers. All I can say is wow! Craig, in one of your comments, you implied that the pipeline looks good. Could you talk a little bit about — I know your numbers are still very preliminary. Do you have a sense in terms of pipeline, looking forward, your conversion rates? Is it feeling to you like IT managers are finally starting to look at the world a bit differently in terms of perspective software purchases?

COMPANY REPRESENTATIVE:
Obviously, these are preliminary results, as you’ve pointed out, so we’re going to have a lot more to say about the pipeline, about the conversion rate and about the close rate when we announce our results more completely later this month. But I think it would be fair to say that the pipeline remains strong and that this is not a result that suddenly impacted our pipeline, our potential for future business. I’d leave the answer at that.

COMPANY REPRESENTATIVE 2:
You know, we have always had — and we’ve all talked about quarter after quarter after quarter these last four to six quarters, a high pipeline. The interest in the enterprise software application category has never been higher. It has been the conversion rate that has been the problem, and the conversion rate did seem to change, as CIOs seem now more able to move ahead with technology purchases. That has been the first glimmer of change now in the conversion rate. The pipeline has, of course, remained high now for quite some time.

THE OPERATOR:
Brent Thill.

THE CALLER:
Prudential. Can you give us a sense of what percent of state and local governments’ revenue this quarter was derived from that area?

MR.     KEVIN PARKER:

It is probably very consistent. In fact, it is very consistent with what we’ve seen historically, and it’s probably somewhere in the 20 percent range of our total license revenue.

THE OPERATOR:
David Hilal.

THE CALLER:
Friedman Billings Ramsey. Of the customers that deferred, given the uncertainty, what percent would you estimate are simply in a holding pattern and may come back to PeopleSoft, versus customers that have gone elsewhere to another vendor?

MR.     CRAIG CONWAY:
David, I believe that most are delays and holding patterns. The enterprise software industry is really built around very, very long-term decisions. That’s just part of the DNA of the enterprise software industry, and so these decisions are weighed very, very carefully; they go through enormous product evaluations and comparisons. We believe that most customers are delayed customers (indiscernible) holding pattern customers, although there have been some very significant customers that have indicated that they will move on.

THE OPERATOR:
Tad Piper, you may ask your question and please state your company name.

THE CALLER:
Yes, I just have a question on the linearity during the quarter. (indiscernible) color? I know last quarter, a lot of the government deals — and Brent sort of asked the question about state and local — some clarification on that. Does that include everything state, local, federal and higher education? Did you get some early deals in the quarter — so linearity during the quarter.

Then the second question is just to clarify quickly on the accounting, on the sort of money-back guarantee — are we correct to assume there will be no items on the balance sheet at all, no added items in terms of liabilities or upping of provisions based on that guarantee?

COMPANY REPRESENTATIVE:
The questions and the order they were asked — the businesses we described — it was federal, state, local, higher education — our education and government sector is the way we generally describe that. With respect to the linearity of the quarter, I would describe it as a very traditional PeopleSoft quarter. It wasn’t front-end loaded; we did not close a substantial amount of the business early on in the quarter but it tracks to what a more normal PeopleSoft quarter would look like.

With respect to the accounting for the revenue, you are correct; there are no items on our balance sheet associated with the customer assurance program and we will not see that reflected in any way in our financial statements, other than the appropriate license revenue recognition.

THE OPERATOR:
Heather Bellini.

THE CALLER:
This is actually Dino Diana (ph) with Heather Bellini at UBS. Could you just go over the number of deals, if you had any deals over five or ten million? As well, can you give us the percentage of license revenues recognized in the quarter that were sold under the customer protection program?

MR.     KEVIN PARKER:
We had no deals in excess of $10 million. As I said, we had 30 deals in the 1 to $10 million page — very traditional for PeopleSoft and very consistent with what our historical amounts had been. With respect to the number of deals, I would say that probably more than half of the revenue was with customers that had the customer assurance program as a component of their contract.

THE OPERATOR:
Adam Holt.

THE CALLER:
Good morning. It’s Adam Holt from J.P. Morgan. Could you clarify a little bit I guess the third point you made as to why you thought the quarter turned out so good? That is customers that wanted to help you solidify your business relative to Oracle. We these folks that were already in the pipeline and may have accelerated decisions, or if they were in competitive deals, they might have (indiscernible) to you a higher percentage of the time, or were these deals that essentially fell into your lap?

MR. CRAIG CONWAY:
These were largely customers that had planned purchases with PeopleSoft anyway, and I think that they were determined not to let the Oracle hostile takeover attempt defer them or deter them because they felt that that was almost deliberately harm PeopleSoft (sic). There is an undeniable backlash of sentiment against Oracle. There is an undeniable amount of brand damage that has come from the imagery of the tactic, and I think that that may have acted as an accelerator for customers that were already committed to PeopleSoft and I think probably has longer-term implications for Oracle as time goes on but certainly, we were the beneficiary of that sentiment in the last three weeks; there’s no question about that.

THE OPERATOR:
Rick Shirland (ph).

THE CALLER:
From Goldman Sachs. First, if you could just maybe expand on this customer protection plan just a little bit — give us an idea of some of the details on that, the multiple? I’m curious kind of what the range of multiples is for a refund and what conditions would trigger that. Second, just to follow-up on a previous question about sort of, is this sort of a benefit you get in this quarter but what about next quarter? If there any comments you can make on the September quarter and whether you think the taint of this Oracle action will impact the pipeline kind of new business going into the next quarter?

MR.     KEVIN PARKER:
I’ll answer the first part and Craig can talk about the second part. I want to make it very, very clear that there is no refund from PeopleSoft to these customers. This is not a refund program, and the customer assurance program is not designed nor is it being interpreted by customers as a refund program. The conditions for receiving the compensatory award from a customer’s point of view would be a change of control within a specified period of time that the acquiring company would cease to support PeopleSoft applications and cease development on PeopleSoft products. So it’s really meant to defend and support them in making the investment decision to move forward (inaudible) PeopleSoft and give them the confidence that they are making the right choice and the products will be around for a long time. The multiple varies, depending upon the scale of the deal and can be anywhere from 2X the original license agreement — in some cases, perhaps for or maybe even five times the original license agreement. It really is predicated on the size of the action overall but going back to the beginning, this is not a refund program.

MR.     CRAIG CONWAY:
As you know, I’ve often said that the enterprise software business boils down to two things. One is the pipeline and the second thing is the conversion rate. The pipeline continues to be very, very strong. The big change in Q2 for us was the conversion rate, which — for the first time in more quarters than any of us would like to remember, improved — improved. You know, I think this is the first glimmer of what will be a return to a freer spending environment for technology. Certainly, we have the benefit of an Oracle backlash that helped during the quarter; we also had the significant adversity of the uncertainty that the Oracle hostile takeover caused the PeopleSoft product sales cycles, but we move into Q3 not with a depleted pipeline but with a strong pipeline and as we’ve seen throughout these last couple of years, a stronger pipeline than ever. The conversion rate is the significant improvement for us in Q2.

THE OPERATOR:
Eric Upin.

THE CALLER:
Eric Upin, Wells Fargo Securities. Can you talk a little bit about what you’re going to be doing with the Gartners and Foresters and some of the other industry consultants, the systems integrators that may have been recommending customers hold off? Do you think this quarter and with customers rushing to your help and based on your comments, it sounds like customers are volunteering to help you in making the quarter. If you could comment on customers volunteering? What are your efforts and what are your expectations with some of these advisers that are involved in the process? How do you think they’re going to carry out, moving forward?

MR.     CRAIG CONWAY:
We work with the industry analysts every single day and since the Friday takeover attempt by Oracle June 6th I think it was, we’ve been in dialogue with these industry advisers every single day. There is a variety of briefings ranging — normal briefings on our product and new product developments to briefings on the status of the situation with Oracle, going on to briefings about corporate governance and bylaws, articles of incorporation, legal briefings for them to understand the process. You know, one of the dilemmas here — this is an industry that has not dealt with this type of approach before, so there’s not a lot of cumulative knowledge about the risks that your company does pose, or is posed to your company. There isn’t a great deal of expertise about the strength of the Company and its defenses, so I think it’s an educational process; I think that the analysts largely accept the fact that customers have to move on and that many customers are committed to PeopleSoft. I think there is a growing awareness that if customers were not to have moved ahead, it would have been harmful to PeopleSoft, and I think that’s what customers spotted even before industry analysts. They spotted that and they were determined not to let it happen. I guess that’s the most I can tell you.

THE OPERATOR:
Jason Maynard.

THE CALLER:
Merrill Lynch. As a follow-up to the pipeline conversion question, do you anticipate normal seasonality or maybe even more pronounced seasonality in the summer quarter? I guess would the — sort of the better customer goodwill that’s sort of coming out of Q2 — do you think that translates into somewhat of a muting of typical September seasonality?

MR.     KEVIN PARKER:
It’s probably a little early to be giving guidance for the second quarter but there’s no reason to expect that we wouldn’t see normal Q2 — or Q3 seasonality, particularly in the European environment. But we will have more to say about that when we announce our complete earnings later this month.

THE OPERATOR:
Kash Rangan.

THE CALLER:
Kash Rangan, Wachovia Securities. Guys, if you talk about what this means for Q3, given that you’ve enjoyed such a good conversion rate? Was there any possibility that we saw business go from Q3 into Q2, sort of accelerated close, people wanting to make their decisions earlier, especially when you throw in the money back? Did that sort of catalyze and stimulate a faster decision-making process, helping Q3 deals to come into Q2 potentially? Any comments on that at all?

MR.     KEVIN PARKER:
In answering that, as I mentioned, we will have a lot more to say about Q3 when we announce our complete results later this month. You know, I think, as Craig and I have both tried to intimate here, our pipeline remains very strong. We’re seeing, in our view, the return to a more normal spending environment and that’s really the overarching issue as we see it here. Why don’t we let the answer go with that? We will have more to say about it later this month.

MR.     CRAIG CONWAY:
Yes, I think the imagery and certainly, the improved conversion rates has — the technology industry seems to be improving — is probably the bigger story. The imagery of dragging across from Q3 everything that possibly could be dragged into Q2 is not what turned out to be the case and it certainly was my question as we were closing the quarter (inaudible) our sales executives around the world. You know, their response was that the goodwill that evolved in the last three weeks seems to be gathering momentum. It doesn’t seem to be a onetime phenomenon. You know, the brand, or the brand strength of PeopleSoft, the appreciation for PeopleSoft’s values, the choice that PeopleSoft offers customers in database and application servers and Web servers and operating systems and hardware platforms — you know, the Company’s commitment to customer services. In a way, this has been almost a reminder of how special a company PeopleSoft is. It seems to have reminded customers with a deep sense of commitment to PeopleSoft, not a onetime (indiscernible) transaction kind of goodwill; it seems to be a long-term boost in appreciation for PeopleSoft. That’s how I certainly interpreted it as the quarter wound down.

MR.     KEVIN PARKER:
To add onto that, I think that the number of deals that we had greater than $1 million is indicative of that being the number of the amount of (indiscernible) business and it was greater than 30 percent of our business was from brand-new customers this quarter, certainly an important milestone from our perspective.

THE OPERATOR:
Tom Ernst.

THE CALLER:
This is Tom Rodder (ph) actually speaking for Tom Ernst from Thomas Weisel Partners. With all of the perceived and expected challenges of the quarter due to Oracle, did you find that customers are trying to exert any excessive pricing pressure during the quarter? Can you comment what that might mean for license margins in the quarter?

MR.     KEVIN PARKER:
We did not see an excessive amount — certainly, from our internal process of discount approval, we did not see anything unusual in terms of a discounting process or discounting amount. We’re not anticipating license margins are impacted by that.

THE OPERATOR:
Cameron Steele.

THE CALLER:
RBC Capital Markets. Just two quick questions — one, if you could just comment on your international operations and what they contributed in the quarter — good, bad or the same — Oracle. Then also, Kevin, I think you mentioned there was no unusual — there were no unusual payment terms generally with contracts, so I guess the follow-up on that is, should we assume consistent DSO-type numbers in the next couple of quarters?

MR.     KEVIN PARKER:
To answer your last part of that question first, we anticipate the DSO this quarter will be very much in line with PeopleSoft’s historical trends in the very low 60-day range, and we are anticipating it to stay exactly that way. There were no unusual payment terms and certainly, that is fundamental to understanding the strength of the quarter.

International? The international (indiscernible) one of the things that’s very gratifying from our point of view is — and again, these are preliminary results — the success of this quarter is very, very broad-based. Every part of the world contributed and every part of the world exceeded our original expectations in terms of their license revenue achievement, so we’re very pleased with that.

THE OPERATOR:
Jamie Friedman.

THE CALLER:
This is (indiscernible) from Fulcrum Global Partners (indiscernible) Jamie. Congratulations, guys. Great job in light of circumstances. I was wondering if you could please tell me, like, did the mix between new business versus existing business change at all during the quarter? Secondly, did you see any uptick in your manufacturing business (indiscernible) this quarter?

MR.     KEVIN PARKER:
It’s probably a little bit early to go into the specific components and the specific product line achievement. We will have more to say about that when we announce our more complete results a little bit later this quarter.

MR.     CRAIG CONWAY:
As we said before, the mix of new customers to existing customers remained quite strong.

THE OPERATOR:
Drew Brosseau.

THE CALLER:
SG Cowen. I’m trying to tie up all your comments into one question, which is, do you think the Oracle situation was a net positive, or a net negative in the quarter, when you add it all up? To the extent and regardless of whether it was positive or negative, it sounds like something else clearly got better in the quarter, even if it was a positive. You talked about better close-rates around and interest (indiscernible) spending. I’m hoping you can sort of describe that a little bit more and (indiscernible) specifics you can point to as to whether you believe that’s really going on sustainable, or what else might be behind the up side in the quarter?

COMPANY REPRESENTATIVE:
I think that does wrap up everything we’ve talked about into a single question. There was a net negative, as you might imagine, from the Oracle hostile takeover attempt. There were some positives that accrued to PeopleSoft — an outpouring of goodwill. I think there was an awareness of the negative impacts to the industry, to customers, to the database providers whose customers would not have access to their database to run PeopleSoft if the Oracle takeover attempt was successful. I think there was accumulated brand damage to Oracle as the last three weeks unfolded, so I think there was some — there was some positive goodwill and a remarkably sincere outpouring of support for PeopleSoft from the highest level of organizations, the CEO level; I’ve received calls from CEOs, board members, down off course through the IP organizations, and really the man on the street. Overall, this has been a disruptive, stressful, net negative to PeopleSoft offset by the goodwill of customers and offset by the higher conversion rates that seem to reflect a now falling or softening environment for spending.

MR.     KEVIN PARKER:
Operator, we’ve probably got time for one last question before we go to (indiscernible) this morning.

THE OPERATOR:
Brad Reback.

THE CALLER:
CIBC World Markets. Two quick things — one, do you plan to continue the customer assurance plan? Number two, what percent of license revenue came from slipped deals from last quarter?

MR.     KEVIN PARKER:
With regard to the customer assurance plan, the plan is that we currently envision it to be expired on June 30th. We will certainly re-evaluate the potential for extending that plan in Q3, but the current plan expired on June 30th. In terms of the number of deals that came from the — slipped from the the prior quarter, if you recall, we said about 40 to $50 million worth of business. We felt it slipped from Q2 (indiscernible) Q1 into a subsequent quarter, be that Q2 or beyond. Our preliminary look at it says about 10 or $15 million worth of business was from deals that had slipped from the prior quarter. The balance is still active and still in our pipeline, by-and-large.

MR.     CRAIG CONWAY:
Although the amount carried over from the prior quarter was not, I don’t believe, (indiscernible) (indiscernible due to multiple speakers)

MR.     KEVIN PARKER:
(MULTIPLE SPEAKERS) — it was a bit of a rolling process but deals slipped from one quarter into a subsequent quarter and we had business that we anticipated to close this quarter that has slipped to a subsequent quarter, so a net zero impact overall but suddenly a component was business that we identified in the prior quarter.

Well, thank you very much for joining us here this morning. We look forward to providing you more detail an insight into our Q2 results later this month. Thanks.

THE OPERATOR:
Thank you for participating in the PeopleSoft conference call. Goodbye. (CONFERENCE CALL CONCLUDED)